    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2006

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------
                                   SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                               -------------------

                        TD AMERITRADE HOLDING CORPORATION

                       (NAME OF SUBJECT COMPANY (ISSUER))

                            THE TORONTO-DOMINION BANK

                        (NAME OF FILING PERSON (OFFEROR))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87236Y 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               -------------------

                          CHRISTOPHER A. MONTAGUE, ESQ.
                      P.O. BOX 1, TORONTO DOMINION CENTRE,
                            TORONTO, ONTARIO, M5K 1A2

                                 WITH A COPY TO:

                               LEE MEYERSON, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(s) FILING STATEMENT)

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4

[ ]   going-private transaction subject to Rule 13e-3

[ ]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

The tender offer for outstanding shares of common stock of TD Ameritrade Holding Corporation ("TD Ameritrade") described in the exhibit incorporated herein has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and J. Joe Ricketts, if he participates in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and TD Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that TD Ameritrade's security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to TD Ameritrade's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC's web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

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                                                                               2

                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
99.1             Transcript of joint conference call held on January 25, 2006 by TD Ameritrade Holding Corporation
                 and TD Bank Financial Group